FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: April 6, 2007

(Translation)

April 6, 2007

NEC Corporation
Kaoru Yano, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contacts:	Hideyuki Nakajima/ Diane Foley
Corporate Communications Division
+81-3-3798-6511

Dissolution and Liquidation of Subsidiaries

NEC Corporation (“NEC”) hereby notifies that NEC Akita, Ltd. (“NEC Akita”) and NEC Kagoshima, Ltd. (“NEC Kagoshima”), its consolidated subsidiaries, have determined to be dissolved and liquidated as of April 30, 2007 as follows:

1. Background

NEC LCD Technologies, Ltd. (“NEC LCD”), a subsidiary of NEC, engaged in development, engineering, sales and maintenance of color LCD displays, had owned NEC Akita and NEC Kagoshima as its wholly-owned subsidiaries responsible for manufacturing. As disclosed on January 26, 2007, NEC Akita and NEC Kagoshima transferred their whole businesses to NEC LCD effective as of April 1, 2007, aimed at increasing operational efficiencies and accelerating the decision making process through streamlined management of R&D, manufacturing and sales functions, vital to enabling fast and flexible response to increasingly diverse and sophisticated customer needs in the target industrial and high-end monitor markets of NEC LCD. After such transfer was made, NEC Akita and NEC Kagoshima have determined to be dissolved as they have no remaining businesses or no further business plans, and will proceed to liquidation.

2. Outline of each company

(1) NEC Akita, Ltd.

(a) Address:	3-1-1, Shimotutumi, Goshono, Akita, Akita, Japan
(b) Representative Director:	Naoki Saito, President
(c) Establishment:	June, 1981
(d) Capital:	365 million yen

(2) NEC Kagoshima, Ltd.

(a) Address:	2080, Oonohara-Cho, Izumi, Kagoshima, Japan
(b) Representative Director:	Atsushi Saisho, President
(c) Establishment:	September, 1969
(d) Capital:	365 million yen

3. Effect on NEC’s future financial results

The dissolution of the two subsidiaries will have immaterial effects on NEC’s future consolidated and non-consolidated financial results ending March 31, 2008.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty of NASDAQ’s response to NEC’s appeal, (ii) global economic conditions and general economic conditions in NEC’s markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iv) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (v) NEC’s ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vii) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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